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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:		February 2006
Commission File Number:		000-49760

BROCKTON CAPITAL CORP. (Translation of registrant’s name into English)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7 (Address of principal executive offices)

1.	Articles of Incorporation

2.	Stock Option Plan, August 21, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F XXX Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ___ No XXX
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b): 82-
________

SEC 1815 (09-05) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

BRITISH COLUMBIA

NUMBER: **600967**

COMPANY ACT

CERTIFICATE OF INCORPORATION

I Hereby Certify *that*

BROCKTON CAPITAL CORP.

has this day been incorporated under the *Company Act*

Issued *under my hand at Victoria, British Columbia*

on February 08, 2000

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Liz Mueller
LIZ MUELLER
June 30, 2005

This Notice of Articles was issued by the Registrar on: June 30, 2005 10:50 AM Pacific Time

Incorporation Number: **BC0600967**

Recognition Date: Incorporated on February 8, 2000

NOTICE OF ARTICLES

Name of Company:

BROCKTON CAPITAL CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
1100 - 888 DUNSMUIR STREET,
VANCOUVER BC V6C 3K4
CANADA

Delivery Address:
1100 - 888 DUNSMUIR STREET,
VANCOUVER BC V6C 3K4
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1100 - 888 DUNSMUIR STREET,
VANCOUVER BC V6C 3K4
CANADA

Delivery Address:
1100 - 888 DUNSMUIR STREET,
VANCOUVER BC V6C 3K4
CANADA

BC0600967 Page: 1 of 2

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
AMISANO, TERRY A.

Mailing Address:
7490 AUBREY STREET
BURNABY BC V5A1K6

Delivery Address:
7490 AUBREY STREET
BURNABY BC V5A1K6

Last Name, First Name, Middle Name:
HANSON, KEVIN

Mailing Address:
3345 HUNTLEIGH COURT
NORTH VANCOUVER BC V7H1C9

Delivery Address:
3345 HUNTLEIGH COURT
NORTH VANCOUVER BC V7H1C9

Last Name, First Name, Middle Name:
KITCHEN, BRAD

Mailing Address:
#2875 POINT GREY RD
VANCOUVER BC V6K1A7

Delivery Address:
#2875 POINT GREY RD
VANCOUVER BC V6K1A7

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	common Shares	Without Par Value With Special Rights or Restrictions attached
2.	100,000,000	preferred Shares	Without Par Value With Special Rights or Restrictions attached

BC0600967 Page: 2 of 2

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Transition Application

FORM 43
BUSINESS CORPORATIONS ACT
Section 437

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Liz Mueller
LIZ MUELLER
June 30, 2005

FILING DETAILS:	*Transition Application for:* **BROCKTON CAPITAL CORP.**
Filed Date and Time:	**June 30, 2005 10:50 AM Pacific Time**
Transition Date and Time:	**Transitioned on June 30, 2005 10:50 AM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:
BC0600967

Name of Company:
BROCKTON CAPITAL CORP.

NOTICE OF ARTICLES

Name of Company:
BROCKTON CAPITAL CORP.

BC0600967 Page: 1 of 3

REGISTERED OFFICE INFORMATION

Mailing Address:
1100 - 888 DUNSMUIR STREET,
VANCOUVER BC V6C 3K4
CANADA

Delivery Address:
1100 - 888 DUNSMUIR STREET,
VANCOUVER BC V6C 3K4
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1100 - 888 DUNSMUIR STREET,
VANCOUVER BC V6C 3K4
CANADA

Delivery Address:
1100 - 888 DUNSMUIR STREET,
VANCOUVER BC V6C 3K4
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
AMISANO, TERRY A.

Mailing Address:
7490 AUBREY STREET
BURNABY BC V5A1K6

Delivery Address:
7490 AUBREY STREET
BURNABY BC V5A1K6

Last Name, First Name, Middle Name:
HANSON, KEVIN

Mailing Address:
3345 HUNTLEIGH COURT
NORTH VANCOUVER BC V7H1C9

Delivery Address:
3345 HUNTLEIGH COURT
NORTH VANCOUVER BC V7H1C9

Last Name, First Name, Middle Name:
KITCHEN, BRAD

Mailing Address:
#2875 POINT GREY RD
VANCOUVER BC V6K1A7

Delivery Address:
#2875 POINT GREY RD
VANCOUVER BC V6K1A7

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	common Shares	Without Par Value With Special Rights or Restrictions attached

BC0600967 Page: 2 of 3

2.	100,000,000	preferred Shares	Without Par Value With Special Rights or Restrictions attached

BC0600967 Page: 3 of 3

ARTICLES
OF
BROCKTON CAPITAL CORP.

TABLE OF CONTENTS

PART	ARTICLE	SUBJECT
1	INTERPRETATION	
	1.1	Definitions
	1.2	References to Writing
	1.3	Included Meanings
	1.4	Definitions Same as *Company Act*
	1.5	*Interpretation Act* Rules of Construction Apply
2	SHARES	
	2.1	Form of Certificate
	2.2	Entitlement of Joint Owners to Certificate
	2.3	Certificate for Redeemable Shares
	2.4	Delivery of Certificates
	2.5	Mechanically Reproduced Signatures
	2.6	Recognition of Trusts
3	ISSUE OF SHARES	
	3.1	Directors Authorized
	3.2	Commissions and Brokerage
4	SHARE REGISTERS	
	4.1	Branch Registers of Members
5	TRANSFER OF SHARES	
	5.1	Directors' Consent Required
	5.2	Transfer of Shares
	5.3	Execution of Instrument of Transfer
	5.4	Enquiry as to Title not Required
	5.5	Submission of Instruments of Transfer
	5.6	Transfer Fee
6	ALTERATION OF CAPITAL	
	6.1	Increase of Authorized Capital by Ordinary Resolution
	6.2	New Shares Subject to Articles
7	PURCHASE AND REDEMPTION OF SHARES	
	7.1	Company Authorized to Purchase its Shares
	7.2	Partial Redemption of Shares
8	BORROWING POWERS	
	8.1	Powers of Directors
	8.2	Features of Debt Obligations
	8.3	Branch Register of Debentureholders

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PART	ARTICLE	SUBJECT
	8.4	Mechanically Reproduced Signatures
9	GENERAL MEETINGS	
	9.1	Extraordinary General Meetings
	9.2	Calling of Extraordinary General Meetings
	9.3	Notice of General Meeting
	9.4	Postponement of Meeting Following Advance Notice
	9.5	Notice of General Meeting at which Document to be Considered
10	PROCEEDINGS AT GENERAL MEETINGS	
	10.1	Special Business
	10.2	Requirement for Quorum
	10.3	Quorum
	10.4	Lack of Quorum
	10.5	Chairman
	10.6	Alternate Chairman
	10.7	Solicitor as Chairman
	10.8	Adjournments
	10.9	Resolutions Need Not be Seconded
	10.10	Decisions by Show of Hands or Poll
	10.11	Casting Vote
	10.12	Chairman to Determine Disputes
	10.13	Polls
	10.14	Casting of Votes
	10.15	Ordinary Resolution Sufficient
11	VOTES OF MEMBERS	
	11.1	Number of Votes Per Share or Member
	11.2	Representative of Corporate Member
	11.3	Corporate Member May Appoint Proxyholder
	11.4	Votes by Joint Holders
	11.5	Votes by Committee for a Member
	11.6	Committee May Appoint Proxyholder
	11.7	Appointment of Proxyholders
	11.8	Execution of Form of Proxy
	11.9	Deposit
	11.10	Chairman to Determine Validity
	11.11	Form of Proxy
	11.12	Revocation of Proxy
12	CLASS AND SERIES MEETINGS	
	12.1	General Meeting Provisions Apply
13	DIRECTORS	
	13.1	First and Succeeding Directors
	13.2	Remuneration and Expenses of Directors
	13.3	Qualification of Directors

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PART	ARTICLE	SUBJECT
14	ELECTION AND REMOVAL OF DIRECTORS	
	14.1	Election at Annual General Meetings
	14.2	Eligibility of Retiring Directors
	14.3	Continuance of Directors
	14.4	Election of Less than Fixed Number of Directors
	14.5	Filling a Casual Vacancy
	14.6	Additional Directors
	14.7	Alternate Directors
	14.8	Termination of Directorship
15	POWERS AND DUTIES OF DIRECTORS	
	15.1	Management of Affairs and Business
	15.2	Appointment of Attorney
16	DISCLOSURE OF INTEREST OF DIRECTORS	
	16.1	Quorum re Proposed Contract
	16.2	Director May Hold Office or Place of Profit with Company
	16.3	Director Acting in professional Capacity
	16.4	Director Receiving Remuneration from Other Interests
17	PROCEEDINGS OF DIRECTORS	
	17.1	Chairman and Alternate
	17.2	Meetings - Procedure
	17.3	Meetings by Conference Telephone
	17.4	Notice of Meeting
	17.5	Waiver of Notice of Meetings
	17.6	Quorum
	17.7	Continuing Directors May Act During Vacancy
	17.8	Validity of Acts of Directors
	17.9	Resolution in Writing
18	EXECUTIVE AND OTHER COMMITTEES	
	18.1	Appointment of Executive Committee
	18.2	Appointment of Committees
	18.3	Procedure at Meetings
19	OFFICERS	
	19.1	President and Secretary Required
	19.2	Qualification, Remuneration and Duties of Officers

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PART	ARTICLE	SUBJECT
20	INDEMNITY AND PROTECTION OF DIRECTORS, AND EMPLOYEES	
	20.1	Indemnification of Directors
	20.2	Indemnification of Officers, Employees and Agents
	20.3	Indemnification not Invalidated by Non-compliance
	20.4	Insurance
21	DIVIDENDS AND RESERVES	
	21.1	Declaration of Dividends
	21.2	Date for Payment
	21.3	Proportionate to Number of Shares Held
	21.4	Reserves
	21.5	Receipts from Joint Holders
	21.6	No Interest on Dividends
	21.7	Payment of Dividends
	21.8	Capitalization of Undistributed Surplus
22	ACCOUNTING RECORDS	
	22.1	Accounts to be Kept
	22.2	Inspection of Accounts
23	NOTICES	
	23.1	Method of Giving Notice
	23.2	Notice to Joint Holders
	23.3	Notice to Personal Representative
	23.4	Persons to Receive Notice
24	SEAL	
	24.1	Affixation of Seal to Documents
	24.2	Reproduction of Seal
25	MECHANICAL REPRODUCTION OF SIGNATURES	
	25.1	Mechanical Reproduction of Signatures
	25.2	Instrument Defined
26	SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE COMMON SHARES	
27	SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE PREFERRED SHARES	

2801.001\0015

PROVINCE OF BRITISH COLUMBIA
COMPANY ACT

ARTICLES OF

BROCKTON CAPITAL CORP.

PART 1
INTERPRETATION

1.1. In these articles, unless there is something in the subject or context inconsistent therewith: "Board", "Board of Directors" and "directors" mean the directors or sole director of the company for the time being.

"company" means the company named at the head of these articles.

"*Company Act*" means the *Company Act* of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the company means the person registered in the register of members in respect of such share.

"solicitor of the company" means any partner, associate or articled student of the law firm retained by the company in respect of the matter in connection with which the term is used.

1.2. References in these articles to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

1.3. Words in these articles importing the singular include the plural, and vice versa, and words importing a male person include a female person and a corporation.

1.4. Unless defined in these articles, any words or phrases defined in the *Company Act* shall, if not inconsistent with the subject or context, bear the same meaning when used in these articles.

1.5. The rules of construction contained in the *Interpretation Act* of the Province of British Columbia shall apply, *mutatis mutandis*, to the interpretation of these articles.

PART 2
SHARES AND SHARE CERTIFICATES

2.1. Subject to the requirements of the *Company Act*, every share certificate issued by the company shall be in such form as the directors approve.

2.2. In respect of shares held jointly by several persons, the company shall not be bound to issue more than one certificate, and delivery of a certificate for such shares to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all.

2.3. The company shall not be bound to issue certificates representing redeemable shares if such shares are to be redeemed within one month of the date on which they were allotted.

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2.4. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.5. A share certificate which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the *Company Act*, is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of such certificate.

2.6. Except as required by law, statute or these articles, no person shall be recognized by the company as holding any share upon any trust, and the company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share (except only as by law, statute or these articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3
ISSUE OF SHARES

3.1. Subject to the requirements of the *Company Act* with respect to pro rata offerings and other-wise and to any direction to the contrary, save for a direction which, at the discretion of the directors, may not be proceeded with, contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the directors who may, subject to the rights of the holders of the shares of the company for the time being outstanding, issue, allot, sell or otherwise dispose of, and grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the company, at such times, to such persons (including directors), in such manner, upon such terms and conditions and at such prices or for such consideration, as the directors, in their absolute discretion, may determine.

3.2. Subject to the provisions of the *Company Act*, the company, or the directors on behalf of the company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the company.

PART 4
SHARE REGISTERS

4.1. Subject to the provisions of the *Company Act*, the company may keep or cause to be kept within or outside British Columbia by a trust company registered under the *Financial Institutions Act* of the Province of British Columbia one or more branch registers of members.

PART 5
TRANSFER OF SHARES

5.1. Notwithstanding any other provision of these articles, if the company is not one of (or fails to continue to be one of):

(a) a company which is a reporting company under the *Company Act*;

(b) a company that has with respect to any of its securities, filed a prospectus with the British Columbia Securities Commission or any similar securities regulatory body within or outside British Columbia and obtained therefor a receipt or its equivalent;

2801.001\0015

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(c) a company that has been deemed to be a reporting issuer pursuant to relevant securities legislation in British Columbia; or

(d) a company that has any of its securities listed for trading on any stock exchange;

then no shares shall be transferred without the previous consent of the directors expressed by a resolution of the Board and the directors shall not be required to give any reason for refusing to consent to any proposed transfer. The consent of the Board required by this article may be in respect of a specific proposed trade or trades or trading generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the directors may determine.

5.2. Subject to the provisions of the memorandum and these articles, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the company or its transfer agent. The instrument of transfer of any share shall be in the form, if any, on the back of the company's share certificates or in such other form as the directors may from time to time approve. Except to the extent that the *Company Act* may otherwise provide, the transferor shall be deemed to remain the holder of any share until the name of the transferee is entered in the register of members or a branch register in respect thereof.

5.3. The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the company, its directors, officers and agents to register, in the name of the person designated in writing by the person depositing the instrument of transfer with the company, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer.

5.4. Neither the company nor any director, officer or agent thereof shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person designated in writing by the person depositing the instrument of transfer with the company, or be liable to any claim by the registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.5. Every instrument of transfer shall be executed by the transferor, or his duly authorized attorney, and left at the registered office of the company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the authority of any such attorney, the title of the transferor or his right to transfer the shares, and the right of the transferee to have the transfer registered. All instruments of transfer, where the transfer is registered, shall be retained by the company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.6. There shall be paid to the company in respect of the registration of any transfer such sum, if any, as the directors may from time to time determine.

PART 6
ALTERATION OF CAPITAL

6.1. The company may by special resolution filed with the registrar alter its memorandum to increase the authorized capital of the company by:

(a) creating shares with par value or shares without par value, or both;

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(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2. Any new shares of the company created pursuant to an increase in the authorized capital of the company shall be subject to the provisions of these articles.

PART 7
PURCHASE AND REDEMPTION OF SHARES

7.1. Subject to the special rights or restrictions attached to any class or series of shares, the company may, by a resolution of the directors and in compliance with the *Company Act*, purchase any of its shares at the price and upon the terms specified in such resolution.

7.2. If the company proposes at its option to redeem some but not all of the shares of any class or series, the directors may by resolution, subject to the special rights or restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected.

PART 8
BORROWING POWERS

8.1. The directors may from time to time authorize the company to:

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit;

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the company or any other person; and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the company, both present and future.

8.2. Any bonds, debentures or other debt obligations of the company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3. The company may keep or cause to be kept one or more branch registers of its debenture-holders at such place or places as the directors may from time to time determine.

8.4. A bond, debenture or other debt obligation which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the *Company Act*, is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

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PART 9
GENERAL MEETINGS

9.1. Any general meeting other than an annual general meeting is herein referred to as an extraordinary general meeting.

9.2. The directors may, whenever they think fit, convene an extraordinary general meeting for whatever purpose or purposes the directors may determine.

9.3. A notice convening a general meeting specifying the place, the day and the hour of the meeting, and, in case of special business as defined in article 10.1, the general nature of that business, shall be given as provided in the *Company Act*, to members entitled to receive such notice from the company. No notice need be given of business that is not special business. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

9.4. Where, in accordance with the *Company Act*, the company has published in prescribed manner a 56 day advance notice of a general meeting at which directors are to be elected, the company may, notwithstanding such notice, postpone the general meeting to a date other than that specified in such notice. In the event of such a postponement, the company shall publish, in the same manner prescribed for the original notice, a notice of the postponement of the meeting which notice shall include, if the date to which the meeting is postponed is known, the same information as is required by the *Company Act* to be included in the original notice. If the date to which the meeting is postponed is not known, the notice of postponement need state only that the meeting is postponed until further notice, provided however that once such date is known, the company shall publish a new 56 day notice which shall comply with the *Company Act*. The date to which any such meeting is postponed shall be deemed to be the date of the meeting for the purpose of complying with any time limitations in respect of general meetings prescribed by the *Company Act*.

9.5. Except as otherwise provided by the *Company Act*, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the company or at some other place in British Columbia designated in the notice during normal business hours up to the date of such general meeting.

PART 10
PROCEEDINGS AT GENERAL MEETINGS

10.1. All business shall be deemed special business which is transacted at:

(a) an extraordinary general meeting; and

(b) an annual general meeting other than the consideration of the financial statements and of the reports of the directors and the auditor, fixing or changing the number of directors, the election of directors, the appointment of the auditor, the fixing of the remuneration of the auditor and such other business as by these articles or the *Company Act* may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the directors.

10.2 No business, other than the election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3. Subject to article 10.4, a quorum shall be one member, or one proxyholder representing members, holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one

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member of the company, the quorum is one person present and being, or representing by proxy, such member. The directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder or is otherwise entitled to vote thereat.

10.4. If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

10.5. The Chairman of the Board, if any, or in his absence the President of the company or in his absence a Vice-President of the company, if any, shall be entitled to preside as chairman at every general meeting of the company.

10.6. If none of the persons referred to in article 10.5 is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the directors present shall choose one of their number or the solicitor of the company to be chairman or, if all the directors present and the solicitor of the company decline to take the chair or the directors shall fail to so choose or if no director present, the persons present and entitled to vote shall choose one of their number to be chairman.

10.7. Notwithstanding articles 10.5 and 10.6, with the consent of the meeting, which consent may be expressed by the failure of any person present and entitled to vote to object, the solicitor of the company may act as chairman of the meeting.

10.8. The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not the advance notice otherwise required with respect to the election of directors, of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.9. No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

10.10. Subject to the provisions of the *Company Act*, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless, before or on the declaration of the result of the show of hands, a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, unless the poll is to be taken at some later time pursuant to article 10.13, and such decision shall be entered in the book of proceedings of the company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of proceedings of the company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.11. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member or proxyholder.

10.12. In the case of any dispute as to the admission or rejection of a vote, whether by show of hands or on a poll, the chairman shall determine the same, and his determination made in good faith shall be final and conclusive.

10.13. No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the

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opinion of the chairman, reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. When the result of a poll indicates that a particular motion has carried by the requisite majority or failed, that result shall be deemed to be the result of the meeting at which the poll was demanded, taken at the time of such meeting, and such result shall be entered in the book of the proceedings of the company, which entry, following destruction of the ballots cast on the poll, shall be conclusive evidence of such result. The demand for a poll shall not, unless the chairman so rules, prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

10.14 On a poll, a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.15. Unless the *Company Act*, the memorandum or these articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 11
VOTES OF MEMBERS

11.1. Subject to any special voting rights or restrictions attached to any class or series of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person at a general meeting and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

11.2. Any corporation, not being a subsidiary of the company, which is a member of the company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting, class meeting or series meeting. The person so authorized shall be entitled, subject to producing satisfactory evidence of his authority as hereinafter provided, to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member or the company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxy-holder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative shall be demonstrated by presenting to the chairman of the meeting prior to commencement of the meeting, a copy of the authorizing resolution certified under seal by the Secretary of the member corporation and by presenting evidence acceptable to the chairman of the identify of the person presenting himself as the representative. In the absence of such evidence, the chairman shall determine whether or not any such person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

11.3. A corporation, not being a subsidiary of the company, which is a member of the company may appoint a proxyholder.

11.4 Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting, either personally or by proxy, in respect of the share as if he were solely entitled to it. If more than one of the joint members is present at any meeting, personally or by proxy, the joint member present whose name stands first on the register in respect of the share shall alone be entitled to vote in respect of that share. Several executors or administrators of a deceased member in whose sole name any share stands shall, for the purpose of this article, be deemed joint members.

11.5. A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court. Evidence of the appointment of any such committee, curator bonis or other person shall be demonstrated by presenting to the chairman of the meeting, prior to commencement of the meeting, a notarially certified copy of the court order by which he was appointed and by presenting evidence acceptable to the chairman that he is the person named in the order as the appointee. In the absence of such evidence, the chairman shall determine whether or not any such

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committee, curator bonis or other person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

11.6. A committee, curator bonis or other person appointed in respect of a member of unsound mind and entitled to vote as aforesaid may appoint a proxyholder.

11.7. A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more, but not more than five, proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder. A proxyholder need not be a member of the company.

11.8. A proxy shall be in writing executed by the member or his attorney duly authorized in writing, or, where the member is a corporation, by a duly authorized officer, attorney or representative appointed pursuant to article 11.2, of the corporation, or, where a proxy is given by a committee, curator bonis or other person appointed by court order on behalf of a member of unsound mind, by such committee, curator bonis or other person. A proxy executed on behalf of a member by his attorney duly authorized in writing or on behalf of a corporate member by a duly authorized officer or corporate representative or on behalf of a member of unsound mind by his committee, curator bonis or other person duly appointed by court order, shall be accompanied by the power of attorney, the document whereby the officer or corporate representative derives his authority or the court order, as the case may be, or a notarially certified copy thereof.

11.9. Unless some other time by which proxies must be deposited has been fixed by the directors, a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the place specified for that purpose in the notice convening the meeting, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the meeting or adjourned meeting in respect of which the person named in the proxy is appointed. In addition to any other method of depositing proxies provided for in these articles, the directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and, subject to the *Company Act*, fixing the time or times for depositing the proxies preceding the meeting or adjourned meeting specified in the notice calling the meeting, and providing for particulars of such proxies to be sent to the company or any agent of the company appointed for the purpose of receiving such particulars, and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part, and votes given in accordance with such regulations shall be valid and shall be counted.

11.10. The chairman of the meeting shall determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of this Part as to form, execution, accompanying documentation, time of filing or otherwise shall be valid for use at such meeting and any such determination made in good faith shall be final and conclusive.

11.11. Unless the *Company Act* or any other statute or law which is applicable to the company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above named company, hereby appoints

____ or failing him

____ as proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the company to be held on the ________________ day of ________________

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and at any adjournment thereof.

Signed this ________ day of ________________, 19____.

____

(Signature of Member).

11.12. Every proxy may be revoked by an instrument in writing

(a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law. The provisions of this article shall apply *mutatis mutandis* to a proxy executed by a corporate representative or by a committee, curator bonis or other person duly appointed by court order in respect of a member of unsound mind.

PART 12
CLASS AND SERIES MEETINGS

12.1. In the event of a meeting of the members of any class or series of shares of the company, the provisions of these articles relating to the call and conduct of and voting at general meetings shall apply to the extent applicable; provided however that the quorum for a class or series meeting, unless otherwise specified in the special rights or restrictions attached to the shares of the class or series, shall be one person holding or representing by proxy at least one-third of the issued shares of that class or series.

PART 13
DIRECTORS

13.1. The subscribers to the memorandum of the company are the first directors. The directors, if any, to succeed the first directors may be appointed in writing by a majority of the subscribers to the memorandum or at a meeting of the subscribers or, if not so appointed, shall be elected by the members entitled to vote on the election of directors. The number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not.

13.2. The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the company as such who is also a director. The directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the company and if any director shall perform any professional or other services for the company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The directors on behalf of the company, unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

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13.3. A director shall not be required to hold a share in the capital of the company as qualification for his directorship.

PART 14
ELECTION AND REMOVAL OF DIRECTORS

14.1. At each annual general meeting of the company all the directors shall retire and the members entitled to vote thereat shall elect a Board of Directors.

14.2. A retiring director shall be eligible for re-election.

14.3. Where the company fails to hold an annual general meeting in accordance with the *Company Act*, the directors then in office shall be deemed to have been elected or appointed as directors pursuant to these articles on the last day on which the annual general meeting could have been held, and they may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.

14.4. Where the number of directors of the company has been fixed by ordinary resolution, the Board elected at any annual general meeting shall, if the number of nominees is sufficient, consist of that number. If the Board elected consists of fewer directors than the number so fixed, the vacancies remaining on the Board shall be deemed to be casual vacancies.

14.5. Any casual vacancy occurring in the Board of Directors may be filled by the remaining directors or director.

14.6. Regardless of the number of directors of the company as may have been fixed by ordinary resolution, between annual general meetings the directors shall have the power to appoint one or more additional directors but not more than one-third of the number of directors elected or appointed at the last general meeting.

14.7. Any director may by instrument in writing delivered to the company appoint any person to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the company. Every such alternate shall be entitled to notice of meetings of the directors and to attend and vote as a director at a meeting at which the person appointing him is not personally present, and, if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote. A director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate, if any, shall be payable out of the remuneration of the director appointing him.

14.8 In addition to the applicable provisions of the *Company Act*, a director ceases to hold office when he is convicted of an indictable offence and the other directors have unanimously resolved to remove him.

PART 15
POWERS AND DUTIES OF DIRECTORS

15.1. The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the *Company Act* or by the memorandum or these articles, required to be exercised by the company in general meeting.

15.2. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare

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dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the members of the company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretion for the time being vested in him.

PART 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1. A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved.

16.2. A director may hold any office or place of profit with the company, other than the office of auditor of the company, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the *Company Act*, no contract or transaction entered into by or on behalf of the company in which a director is in any way interested shall be liable to be voided by reason thereof.

16.3. Subject to compliance with the provisions of the *Company Act*, a director or his firm may act in a professional capacity for the company and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

16.4. A director may be or become a director or other officer or employee of, or otherwise interested in, any other corporation or firm, whether or not the company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the *Company Act*, such director shall not be accountable to the company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in, such other corporation or firm.

PART 17
PROCEEDINGS OF DIRECTORS

17.1 The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting. With the consent of the meeting, the solicitor of the company, if present, may act as chairman of a meeting of the directors.

17.2. The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice, if any, as the Board may by resolution from time to time determine.

17.3. A director may participate in a meeting of the Board or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other. A director participating in a meeting in accordance with this article shall be deemed to be present at the meeting and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

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17.4. A director may, and the Secretary or an Assistant Secretary upon request of a director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each director and alternate director at his address as it appears on the books of the company or by leaving it at his usual business or residential address or by telephone, facsimile transmission, electronic mail or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of directors to any director or alternate director (a) who is at the time not in the Province of British Columbia or (b) if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

17.5. Any director of the company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn, no notice need be given to such director and, unless the director otherwise requires in writing to the Secretary, to his alternate director of any meeting of directors, and all meetings of the directors so held shall not be deemed to have been improperly called or constituted by reason of notice not having been given to such director or alternate director.

17.6. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors holding office at the time or, if the company shall have only one director, shall be one director.

17.7. The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number, if any, fixed pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the company, but for no other purpose.

17.8 Subject to the provisions of the *Company Act*, all acts done by any meeting of the directors or of a committee of directors, or by any person acting as a director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a director.

17.9. A resolution consented to in writing, whether by document, facsimile transmission, electronic mail or any method of transmitting legibly recorded messages or other means, by all of the directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 18
EXECUTIVE AND OTHER COMMITTEES

18.1. The directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, the Executive Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The Executive Committee shall keep regular minutes of its business and shall cause them to be recorded in books kept for that purpose, and shall report the same to the board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts proposed by the Executive Committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of such committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. The quorum necessary for the transaction of business of the Executive Committee shall be a majority of its members.

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18.2. The directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution. All committees so appointed shall keep regular minutes of their business and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The directors shall have the power at any time to revoke or override any authority given to or acts proposed by any such committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. The quorum necessary for the transaction of business of any such committee shall be a majority of its members.

18.3. The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present and, in the case of an equality of votes, the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 19
OFFICERS

19.1. The directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the directors shall determine and the directors may, at any time terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the *Company Act*.

19.2. One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the company has only one member. Any person appointed as the Chairman of the Board or the President shall be a director. The other officers need not be directors. The remuneration of the officers of the company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the directors. Such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive, after he ceases to hold such office or leaves the employment of the company, a pensioner gratuity. The directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. Notwithstanding the foregoing, the Secretary shall, inter alia, perform the functions of the Secretary specified in the *Company Act*.

PART 20
INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

20.1. Subject to the provisions of the *Company Act*, the directors shall cause the company to indemnify a director or former director of the Company and the directors may cause the company to indemnify a director or former director of a corporation of which the company is or was a shareholder, and in either case the heirs and personal representatives of any such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgement in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the company or a director of such corporation, including any action brought by the company or any such corporation. Each director of the company

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on being elected or appointed shall be deemed to have contracted with the company on the terms of the foregoing indemnity.

20.2. Subject to the provisions of the *Company Act*, the directors may cause the company to indemnify any officer, employee or agent of the company or of a corporation of which the company is or was a shareholder (notwithstanding that he is also a director), and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the company or such corporation. In addition, the company shall indemnify the Secretary or an Assistant Secretary of the company (if he shall not be a full time employee of the company and notwithstanding that he is also a director), and his heirs and legal representatives, against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the *Company Act* and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the company on the terms of the foregoing indemnity.

20.3. The failure of a director or officer of the company to comply with the provisions of the *Company Act* or of the memorandum or these articles shall not invalidate any indemnity to which he is entitled under this Part.

20.4. The directors may cause the company to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the company or as a director, officer, employee or agent of any corporation of which the company is or was a shareholder, and his heirs or personal representatives, against any liability incurred by him as a director, officer, employee or agent, as the case may be.

PART 21
DIVIDENDS AND RESERVE

21.1 The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. The company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the company or any other corporation or in any one or more such ways as may be authorized by the company or the directors. Where any difficulty arises with regard to such a distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments, in substitution for all or any part of the specific assets to which any members may otherwise be entitled, shall be made to any members on the basis of the value so fixed in order to adjust the right of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

21.2. Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

21.3. Subject to the rights of members, if any, holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4. The directors may, before declaring any dividend, set aside out of funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same in reserve, carry forward such funds as they consider prudent not to divide.

21.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

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21.6. No dividend shall bear interest against the company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7. Any dividend, bonus or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register of members, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby, plus the amount of any tax required by law to be deducted, discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8 Notwithstanding anything contained in these articles, the directors may from time to time capitalize any undistributed surplus on hand of the company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the company as dividend representing such undistributed surplus on hand or any part thereof.

PART 22
ACCOUNTING RECORDS

22.1 The company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the company in order properly to record the financial affairs and condition of the company and to comply with the *Company Act*.

22.2 Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the company shall be entitled to inspect the accounting records of the company.

PART 23
NOTICES

23.1 A notice, statement or report may be given or delivered by the company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, preparing and mailing the notice, statement or report and to have been given on the day, Saturdays and holidays excepted, following the date of mailing. A certificate, signed by the Secretary or other officer of the company or of any other corporation acting in that behalf for the company, stating that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

23.2 A notice, statement or report may be given or delivered by the company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

23.3 A notice, statement or report may be given or delivered by the company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it by mail, prepaid, addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address, if any supplied to the company for such purpose by the persons claiming to be so entitled, or, until such address has been so supplied, by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

23.4 Notice of every general meeting or meeting of members holding shares of a particular class or series shall be given in a manner hereinbefore authorized to every member holding, at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which

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confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the company and the directors of the company shall be entitled to receive notice of any such meeting.

PART 24
SEAL

24.1 The directors may provide a seal for the company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

(a) any two directors; or

(b) one of the Chairman of the Board, the President, the Managing Director, a director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, and Assistant Treasurer and an Assistant Secretary-Treasurer; or

(c) if the company shall have only one member, the President or the Secretary; or

(d) such person or persons as the directors may from time to time by resolution appoint,

and the said directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution, the seal may be affixed in the presence of any one director or officer. Any document to which the seal of the company is affixed in accordance with the provisions of this article shall be deemed for all purposes to be a valid and binding obligation of the company in accordance with its terms.

24.2 To enable the seal of the company to be affixed to any bonds, debentures, share certificates, or other securities of the company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the company are, in accordance with the *Company Act* or these articles, printed or otherwise mechanically reproduced, there may be delivered to the firm or person employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or person to cause the company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the company's seal has been so affixed shall for all purposes be deemed to be under and to bear the company's seal lawfully affixed thereto.

PART 25
MECHANICAL REPRODUCTION OF SIGNATURES

25.1 The signature of any officer, director, registrar, branch registrar, transfer agent or branch agent of the company, unless otherwise required by the *Company Act* or by these articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the company or any officer thereof. Any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

25.2 The term "instrument" as used in article 25.1, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges

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for the payment of money or other obligations, shares and share warrants of the company, bonds debentures and other debt obligations of the company, and all paper writings.

PART 26
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE COMMON SHARES WITHOUT PAR VALUE (THE "COMMON SHARES")

26.1 The Common Shares will have the following special rights and restrictions:

(a) The holders of Common Shares are entitled to receive notice of and attend all meetings of members of the company, and to cast one vote for each such share held.

(b) The holders of the Common Shares are entitled to receive, and the company will pay non-cumulative cash dividends in the amount or amounts as may be declared by the directors in their absolute discretion from time to time.

(c) Subject to the prior rights of the holders of the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, each holder of the Common Shares will be entitled to participate equally with all other holders of Common Shares in the distribution of the company's assets pursuant to the liquidation, dissolution or winding-up.

PART 27
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE PREFERRED SHARES WITHOUT PAR VALUE (THE "PREFERRED SHARES")

The Preferred Shares will have the following special rights and restrictions:

27.1 Issuable in Series

The Preferred Shares may be issued from time to time in one or more series. The directors of the company may from time to time by resolution passed before the issue of any Preferred Shares of a particular series alter the Memorandum of the company to fix the number of Preferred Shares in, and to determine the designation of the Preferred Shares of, that series and alter these articles to create, define and attach special rights and restrictions including, without limitation:

(a) the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation is subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment and the date or dates from which any such dividends accrue, provided always that dividends on each series of Preferred Shares shall be non-cumulative;

(b) any right of redemption or purchase and the redemption or purchase prices and terms and conditions of any such right;

(c) any right of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such right;

(d) any rights upon dissolution, liquidation or winding-up of the company;

(e) any voting rights; and

(f) any other provisions attaching to any such series of Preferred Shares.

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27.2 Priority

No special rights or restrictions attached to any series of Preferred Shares may confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding-up of the company over the shares of any other series of Preferred Shares. The Preferred Shares of each series will, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to a preference and priority over the Common Shares and over any other shares of the company ranking junior to the Preferred Shares.

27.3 Notices and Voting

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the company in accordance with subsection 27.1 of the special rights and restrictions attaching to the Preferred Shares, the holders of a series of Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the members of the company and shall not be entitled to vote at any such meeting (except where holders of a specified class or series of shares are entitled to vote separately as a class as provided in the *Company Act*). Notwithstanding the aforesaid restrictions, conditions or prohibitions on the right to vote, the holders of a series of the Preferred Shares are entitled to notice of meetings of members called for the purpose of authorizing the winding-up or dissolution of the company or the sale, lease or exchange of all or substantially all the property of the company other than in the ordinary course of business of the company under section 126 of the *Company Act*, as such section may be amended from time to time.

27.4 Purchase for Cancellation

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the company in accordance with subsection 27.1 of the special rights and restrictions attaching to the Preferred Shares, the company may at any time or from time to time purchase for cancellation the whole or any part of the Preferred Shares outstanding at such time at the lowest price at which, in the opinion of the directors, such shares are then obtainable but such price or prices shall not in any case exceed the redemption price current at the time of purchase for the shares of the particular series purchased plus costs of purchase together with all declared but unpaid dividends. Subject to compliance with the requirements of the *Company Act*, in the case of the purchase for cancellation by private contract, the company is not required to purchase Preferred Shares from all holders or series of Preferred Shares or to offer to purchase the shares of any other class or any series of shares before proceeding to purchase from any one holder of Preferred Shares nor is it required to make purchases from holders of Preferred Shares on a *pro rata* basis.

27.5 Redemption

(a) Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the company in accordance with subsection 27.1 of the special rights and restrictions attaching to the Preferred Shares, the company may, at its option, redeem all or from time to time any part of the outstanding Preferred Shares on payment to the holders thereof, for each share to be redeemed, of the redemption price per share, together with all dividends declared thereon and unpaid.

(b) Before redeeming any Preferred Shares, the company must mail to each person who, at the date of such mailing, is a registered holder of shares to be redeemed, notice of the intention of the company to redeem such shares held by such registered holder.

(c) The redemption notice must:

(i) be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the company or, if the address of any such holder does not appear on the records of the company, then to the last known address of such holder, at least 30 days before the date specified for redemption; and

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(ii) set out the date on which the redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number of shares to be redeemed.

(d) On or after the date specified for redemption the company must pay or cause to be paid the redemption price together with all declared but unpaid dividends to the registered holders of the shares to be redeemed, on presentation and surrender of the certificates for the shares called for redemption at the place or places specified in the redemption notice.

(e) On payment of the redemption price, the certificates for such shares will be cancelled, and the shares represented thereby will be redeemed.

(f) If a part only of the outstanding Preferred Shares is at any time to be redeemed:

(i) the shares to be redeemed may be selected by the directors in any manner that they consider appropriate;

(ii) a new certificate for the balance will be issued at the expense of the company.

(g) From and after the date specified for redemption in the redemption notice, the holders of the shares called for redemption will cease to be entitled to dividends and will not be entitled to any rights in respect thereof, except to receive the redemption price together with all dividends declared prior to the date specified for redemption and unpaid, unless payment of the redemption price and such dividends is not made by the company in accordance with the foregoing provisions, in which case the rights of the holders of such shares will remain unimpaired.

(h) On or before the date specified for redemption, the company will have the right to deposit the redemption price of the shares called for redemption together with all dividends declared thereon prior to the date specified for redemption and unpaid, in a special account with any chartered bank or trust company in Canada named in the notice of redemption, such redemption price and dividends to be paid to or to the order of the respective holders of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the shares in respect of which the deposit is made will be redeemed and the rights of the holders thereof, after such deposit, will be limited to receiving, out of the monies so deposited, without interest, the redemption price together with all dividends declared thereon prior to the date specified for redemption and unpaid, applicable to their respective shares against presentation and surrender of the certificates representing such shares.

27.6 Retraction

(a) Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the company in accordance with subsection 27.1 of the special rights and restrictions attaching to the Preferred Shares and to paragraph (b) below, a holder of Preferred Shares will be entitled to require the company to redeem at any time and from time to time after the date of issue of any Preferred Shares, upon giving notice as hereinafter provided, all or any number of the Preferred Shares registered in the name of such holder on the books of the company at the redemption price per share, together with all dividends declared thereon and unpaid. A holder of Preferred Shares exercising his option to have the company redeem, must give notice to the company, which notice must set out the date on which the company is to redeem, which date may not be less than 10 days nor more than 30 days from the date of mailing of the notice, and if the holder desires to have less than all of the Preferred Shares registered in his name redeemed by the company, the number of the holder's shares to be redeemed. The date on which the redemption at the option of the holder is to occur is hereafter referred to as the "option redemption date". The holder of any Preferred Shares may, with the consent of the company, revoke such notice prior to the option redemption date. Upon delivery to the company of a share certificate or certificates representing the Preferred Shares which the holder desires to have the company redeem, the company will, on the option redemption date, redeem such Preferred Shares by paying to the holder the redemption price therefor together with all dividends declared thereon and unpaid. Upon payment of the redemption price of the Preferred Shares to be redeemed by the company together with all dividends declared

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thereon and unpaid, the holders thereof will cease to be entitled to dividends or to exercise any rights of holders in respect thereof.

(b) If the redemption by the company on any option redemption date of all of the Preferred Shares to be redeemed on that date would be contrary to any provisions of the *Company Act* or any other applicable law, the company will be obligated to redeem only the maximum number of Preferred Shares which the company determines it is then permitted to redeem, such redemptions to be made *pro rata* (disregarding fractions of shares) according to the number of Preferred Shares required by each such holder to be redeemed by the company and the company shall issue new certificates representing the Preferred Shares not redeemed by the company. The company shall, before redeeming any other Preferred Shares, redeem in the manner contemplated by subsection 27.5 of the special rights and restrictions attaching to the Preferred Shares on the first day of each month thereafter the maximum number of such Preferred Shares so required by the holders to be redeemed as would not then be contrary to any provisions of the *Company Act* or any other applicable law, until all of such shares have been redeemed, provided that the company shall be under no obligation to give any notice to the holders of the Preferred Shares in respect of such redemption or redemptions as provided for in subsection 27.5 of the special rights and restrictions attaching to the Preferred Shares.

27.7 Liquidation, Dissolution and Winding-Up

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the company in accordance with subsection 27.1 of the special rights and restrictions attaching to the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, the holders of the Preferred Shares will be entitled to receive, before any distribution of any part of the assets of the company among the holders of any other shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

27.8 Amendment

The authorization for the amendment of the articles of the company to delete or vary any special rights or restrictions attaching to the Preferred Shares, in addition to the authorization by a special resolution, must be given by the approval by affirmative vote of at least three-quarters of the votes cast at a meeting of the holders of Preferred Shares to be called and held for that purpose.

Dated the 1 day of February, 2000.

Kevin Hanson, Subscriber

2801.001\0015

BROCKTON CAPITAL CORP. STOCK OPTION PLAN

August 24, 2004

                                                                   STOCK OPTION PLAN

                                                                          ARTICLE 1
                                                   DEFINITIONS AND INTERPRETATION

1.1 Definitions

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Administrator” means, initially, the secretary of the Company and thereafter shall mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

(b)	“Affiliate” has the meaning prescribed in the Business Corporations Act (British Columbia) as amended from time to time;

(c)	“Associate” has the meaning prescribed in the Securities Act (British Columbia) as amended from time to time;

(d)	“Award Date” means the date on which the Board grants and announces a particular Option;

(e)	“Board” means the board of directors of the Company;

(f)	“Director” means any individual holding the office of director or senior officer of the Company;

(g)	“Company” means Brockton Capital Corp. or any “affiliate” (as defined under the Business Corporations Act (British Columbia);

(h)	“Employee” means any individual regularly employed on a full-time or part-time basis by the Company or other persons who perform management or consulting services or investor relations services for the Company on an ongoing basis;

(i)	“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule “B” hereto, duly executed by the Option Holder;

(j)	“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date;

(k)	“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.5;

(l)	“Expiry Date” means the date determined in accordance with paragraph 3.3 and after which a particular Option cannot be exercised;

(m)	“Option” means an option to acquire Shares, awarded to a Director or Employee pursuant to the Plan;

(n)	“Option Certificate” means the certificate, substantially in the form set out as Schedule “A” hereto, evidencing an Option;

(o)	“Option Holder” means a Director or Employee or former Director or Employee, who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

(p)	“Plan” means this Brockton Capital Corp. stock option plan;

(q)	“Personal Representative” means:

(i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder; and

(r)	“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital of the Company;

1.2 Choice of Law

The Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of the Province of British Columbia.

1.3 Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2 PURPOSE AND PARTICIPATION

2.1 Purpose

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors and Employees, to reward such of those Directors and Employees as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors and Employees to acquire Shares as long term investments.

2.2 Participation

The Board shall, from time to time, in its sole discretion determine those Directors and Employees, if any, to whom Options are to be awarded. If the Board elects to award an Option to a Director, the Board shall, in its sole discretion but subject to paragraph 3.2, determine the number of Shares to be acquired on the exercise of such Option. If the Board elects to award an Option to an Employee, the number of Shares to be acquired on the exercise of such Option, shall be determined by the Board in its sole discretion, and in so doing the
Board may take into account the following criteria:

(a)	the annual salary of the Employee as at the Award Date in relation to the total annual salaries payable by the Company to all of its Employees as at the Award Date;

(b)	the length of time that the Employee has been employed by the Company; and

(c)	the quality of work performed by the Employee.

2.3 Representation of Employee Status In awarding an Option to an Employee, the Board shall represent, on behalf of the Company that the Employee is either:

(a)	a bona fide employee of the Company, being:

	(i)	an individual who is considered an employee under the Income Tax Act (i.e., for whom income tax, employment insurance and CPP deductions must be made at source);

	(ii)	an individual who works full-time for the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

	(iii)	an individual who works for the Company on continuing and regular basis providing services normally provided by an employee and who is subject the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(b)	a bona fide consultant, being in relation to the Company, an individual (or a company of which the consultant is an employee or shareholder, or a partnership of which the consultant is an employee or partner) who:

	(i)	provides ongoing consulting services, other than services provided in relation to a distribution, to the Company or an Affiliate of the Company under a written contract;

	(ii)	possesses technical, business or management expertise of value to the Company or an Affiliate of the Company;

	(iii)	spends a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

	(iv)	has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

2.4 Notification of Award

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option
Holder in writing of the award and shall enclose with such notice the Option Certificate representing the
Option so awarded.

2.5 Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each
Option Holder.

2.6 Limitation

The Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a
Director of the Company nor does it give any Option Holder that is an Employee the right to be or to continue to be employed by the Company.

                                                         ARTICLE 3
                                  TERMS AND CONDITIONS OF OPTIONS

3.1 Board to Allot Shares

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

3.2 Number of Shares

The maximum number of Shares that may be issued upon the exercise of Options and on the exercise of outstanding options previously granted by the Company shall not exceed 20% of the Company’s Shares issued and outstanding from time to time.

If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which Option expired or terminated shall again be available for the purposes of the Plan.

3.3 Term of Option

Subject to paragraph 3.4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded.

3.4 Termination of Option

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the
Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum or maximum number of Shares in respect of which an Option Holder may exercise part of any Option held by such Option Holder. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Vancouver, British Columbia, on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded and the date established, if applicable, in sub-
paragraphs (a) to (c) below:

(a)	Death

In the event that the Option Holder should die while he or she is still a Director (if he or she holds his or her Option as Director) or Employee (if he or she holds his or her Option as Employee), the Expiry Date shall be one (1) year from the date of death of the Option Holder; or

(b)	Ceasing to hold Office

In the event that the Option Holder holds his or her Option as Director of the Company and such Option Holder ceases to be a Director of the Company other than by reason of death, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be a Director of the Company unless the Option Holder ceases to be a Director of the Company but continues to be engaged by the Company as an Employee, in which case the Expiry Date shall remain unchanged, or unless the Option Holder ceases to be a Director of the Company as a result of:

(i) ceasing to meet the qualifications set forth in section 124 of the Business Corporations Act (British Columbia) or such other qualifications required by the corporate laws in any other jurisdiction under which the Company is continued or amalgamated; or

(ii) a special resolution having been passed by the members of the Company pursuant to subsection 128(3) of the Business Corporations Act (British Columbia) or an equivalent enactment pursuant to the corporate laws in any other jurisdiction under which the Company is continued or amalgamated; or

(iii) by order of the British Columbia Securities Commission or any regulatory body having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to be a Director of the Company.

(c)	Ceasing to be Employed

In the event that the Option Holder holds his or her Option as an Employee of the Company and such Option Holder ceases to be an Employee of the Company other than by reason of death, or if the Employee is a party providing investor relations services or management or consulting services to the Company and ceases to continue providing such services to the Company, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be an Employee of the Company or ceases to continue providing such investor relations, management and consulting services to the Company unless the Option Holder ceases to be an Employee of the Company or ceases to continue providing such services to the Company as a result of:

(i) termination for cause; or

(ii) by order of the British Columbia Securities Commission or any regulatory body having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to be an Employee of the Company or ceases to continue providing such services.

3.5 Exercise Price

The Exercise Price shall be that price per share, as determined by the Board in its sole discretion and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an
Option provided that the Exercise Price shall not be less than the last daily closing price of the Company’s shares on any exchange or quotation system on which the Shares are listed or quoted for trading, if any, less such discounts as may be permitted by the policies of such exchange or quotation system.

3.6 Assignment of Options

Options may not be assigned or transferred, provided however that the Personal Representative of an Option
Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.

3.7 Adjustments

If prior to the complete exercise of any Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the “Event”), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional share, such
Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 100 Shares shall be issued upon the exercise of the Option unless such amount of Shares represents the balance left to be exercised under the Option.

3.8 Vesting

Options granted pursuant to the Plan may contain conditions relating to the vesting of the right to exercise an Option granted to any Option Holder, which will provide that the right to purchase shares under the
Option may not be exercised any earlier than certain specified times. Such conditions relating to vesting will be determined by the Administrator, or in the absence of such, by the Board of Directors, on the
Award Date.

The Option Certificate representing any such Option will disclose any vesting conditions.

ARTICLE 4 EXERCISE OF OPTION

4.1 Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option
Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in
Vancouver, British Columbia on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2 Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of Shares available under the Option.

4.3 Condition of Issue

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the
Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations.

ARTICLE 5 ADMINISTRATION

5.1 Administration

The Plan shall be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any Director, officer or employee of the Company such administrative duties and powers as it may see fit.

5.2 Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the
Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE 6 AMENDMENT AND TERMINATION 6.1 Prospective Amendment

The Board may from time to time amend the Plan, subject to the approval of the Company’s shareholders, if required by applicable regulatory policy, and the terms and conditions of any Option thereafter to be granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Plan, any Option or the Shares or for any other purpose which may be permitted by all relevant laws, rules and regulations provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option
Holder pursuant to any Option awarded prior to such amendment.

6.2 Retrospective Amendment

The Board may from time to time retrospectively amend the Plan, subject to the approval of the Company’s shareholders, if required by applicable regulatory policy, and with the consent of the affected Option
Holders, retrospectively amend the terms and conditions of any Options which have been previously granted.

6.3 Termination

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination the Company, such Options, Option
Holders, Directors and Employees and Shares shall continue to be governed by the provisions of the Plan.

6.4 Agreement

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of the Plan.

                                                             ARTICLE 7
                                      APPROVALS REQUIRED FOR PLAN

7.1 Approvals Required for Plan

Prior to its implementation by the Company, the Plan is subject to approval by the disinterested shareholders of the Company at a general meeting.

7.2 Substantive Amendments to Plan

Subject to Article 6 hereof, any substantive amendments to the Plan shall be subject to the Company first obtaining the approvals of disinterested shareholders of the Company at general meeting and any stock exchange on which the Shares may be listed for trading.

                                                                              SCHEDULE “A”

                                                                BROCKTON CAPITAL CORP.

                                                    STOCK OPTION PLAN OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the BROCKTON CAPITAL CORP. (the
“Company”) Stock Option Plan (the “Plan”) and evidences that

is the holder of an option (the “Option”) to purchase up to	common shares (the “Shares”)
in the capital stock of the Company at a purchase price of $	per Share.	Subject to the
provisions of the Plan:

(a) the Award Date of this Option is	; and

(b) the Expiry Date of this Option is	.

The right to purchase shares under the Option will vest in the holder in increments over the term of the Option as follows:

Date Cumulative Number of Shares which may be Purchased

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 local time in Vancouver, British Columbia on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the
Plan, together with this Certificate and a certified cheque or bank draft payable to Brockton Capital Corp. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this

day of

.

BROCKTON CAPITAL CORP.

Per:

SCHEDULE “B”

EXERCISE NOTICE

TO:	The Administrator, Stock Option Plan
BROCKTON CAPITAL CORP.
604 – 750 West Pender Street
Vancouver, B.C.
V6C 2T7

1.	Exercise of Option

The undersigned hereby irrevocably gives notice, pursuant to the Brockton Capital Corp. (the “Company”)
Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a) all of the Shares; or

(b) of the Shares which are the subject of the option certificate attached hereto.

Calculation of total Exercise Price:
(i)	number of Shares to be acquired on exercise:		shares

(ii)	times the Exercise Price per Share:	$

	Total Exercise Price, as enclosed herewith:	$

The undersigned tenders herewith a cheque or bank draft (circle one) in the amount of $ , payable to Brockton Capital Corp. in an amount equal to the total Exercise Price of the Shares, as calculated above, and directs the Company to issue the share certificate evidencing the Shares in the name of the undersigned to be mailed to the undersigned at the following address:

All capitalized terms, unless otherwise defined in this exercise notice, will have the meaning provided in the Plan.

DATED the	day of	.

Witness		Signature of Option Holder

Name of Witness (Print)		Name of Option Holder (Print)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. -- SEC File No. 000-49760 (Registrant)

Date: March 3, 2006                                                    By /s/ Kevin R. Hanson

                                                                                    Kevin R. Hanson, President/CEO/Director